UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Metretek Technologies, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

59159Q107
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2006
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 13 Pages)

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 2 OF 13 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,146,292
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,146,292
PERSON WITH	10	SHARED DISPOSITIVE POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	1,146,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
7.27%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		86,575
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		86,575
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	86,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
..55%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		86,575
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		86,575
PERSON WITH	10	SHARED DISPOSITIVE POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	86,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
..55%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		250,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		250,000
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.58%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		250,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		250,000
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.58%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario Credit Opportunities Fund, L.P.
	98-0496623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		50,233
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		50,233
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	50,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
..32%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 8 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP DDJ/Ontario Credit Opportunities, L.P.
	98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		50,233
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		50,233
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	50,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
..32%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 9 OF 13 PAGES

1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Credit Opportunities, Ltd.
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		50,233
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		50,233
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	50,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
..32%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 10 OF 13 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 10 to Schedule 13D (Amendment No. 10) should be read in conjunction with the Schedule 13D dated December 9, 1999 (Schedule 13D), Amendment No. 1 dated January 9, 2000
(Amendment No. 1), Amendment No. 2 dated February 4, 2000
(Amendment No. 2), Amendment No. 3 dated April 10, 2000
(Amendment No. 3), Amendment No. 4 dated December 9, 2000
(Amendment No. 4), Amendment No. 5 dated May 12, 2004 (Amendment
No. 5), Amendment No. 6 dated June 9, 2004 (Amendment No. 6),
Amendment No. 7 dated June 9, 2005 (Amendment No. 7), Amendment
No. 8 dated November 22, 2005 (Amendment No. 8), and Amendment
No. 9 dated January 17, 2006 (Amendment No. 9), each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain of its affiliates. This Amendment No. 10 amends the Schedule 13D, Amendment No. 1,
Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment
No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and
Amendment No. 9 only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment No. 2,
Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment
No. 6, Amendment No. 7, Amendment No. 8, or Amendment No. 9, respectively.

	This filing of statement is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the Common Stock, $.01 par value of Metretek Technologies, Inc. (the Company). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.

ITEM 2.		IDENTITY AND BACKGROUND.

      Paragraphs (a)-(c) of Item 2 are deleted in their entirety and amended as set forth below:

      (a) (b) and (c) 	This statement is being filed jointly by DDJ Capital
Management, LLC ("DDJ"), a Massachusetts limited liability company; B
III-A Capital Partners, L.P. ("B III-A"), a Delaware limited partnership; GP III-A, LLC ("GP III-A"), a Delaware limited liability company; The October Fund, Limited Partnership (the "October Fund"), a Massachusetts limited partnership; October G.P., LLC ("October GP"), a Delaware limited liability company; DDJ/Ontario Credit Opportunities Fund, L.P. ("Credit
Opportunities Fund"), a Bermuda limited partnership; GP DDJ/Ontario
Credit Opportunities, L.P. ("GP Credit Opportunities L.P."), a Bermuda limited partnership; and GP Credit Opportunities, Ltd. ("GP Credit Opportunities Ltd."), a Bermuda limited liability company. DDJ is principally engaged in the business of providing investment management and advisory services to certain funds and accounts, including B III-A, the October Fund and Credit Opportunities Fund. GP III-A is the general partner of, and DDJ is the investment manager for, B III-A. October GP is the general partner, and DDJ is the investment manager for, October Fund.
GP Credit Opportunities L.P. is the general partner of, and DDJ is the investment manager for, Credit Opportunities Fund. GP Credit
Opportunities Ltd. is the general partner of GP Credit Opportunities L.P. DDJ is also the investment manager of an account for an institutional investor (the "Account"), and an investment adviser to DDJ High Yield
Fund, a closed-end investment trust established under the laws of the Province of Ontario, Canada ("DDJ Canadian"). Each of B III-A, GP III-A, October Fund, October GP, Credit Opportunities Fund, GP Credit
Opportunities L.P., GP Credit Opportunities Ltd., the Account and DDJ Canadian shall be referred to herein as the "DDJ Affiliates."

	The shares of Common Stock described herein are owned by one or more of the Fund, the Account and DDJ Canadian. The principal office of each of DDJ and the DDJ Affiliates are located at 130 Turner Street, Building 3, Suite 600, Waltham, Massachusetts 02453.

      The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers of DDJ are set forth on Schedule A hereto.

	At the time of the filing of this Amendment No. 10, 86,575 shares of Common Stock are owned beneficially by B III-A, 250,000 shares of Common Stock are owned beneficially by October Fund, 50,233 shares of Common Stock are owned beneficially by Credit Opportunities Fund,
350,000 shares of Common Stock are owned beneficially by the Account, and 409,484 shares of Common Stock are owned beneficially by DDJ
Canadian.

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 11 OF 13 PAGES


ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

      On September 25, 2006, the October Fund and Credit Opportunities Fund purchased on the open market an aggregate of 700 shares of Common Stock of the Company for a total purchase price of $7,647.50, including commissions. More specifically, October Fund purchased 467 shares of Common Stock of the Company for a total purchase price of $5,101.98, including commissions, and Credit Opportunities Fund purchased 233 shares of Common Stock for a total purchase price of $2,545.52, including commissions.

      On October 17, 2006, October Fund and the Account sold on the open market an aggregate of 18,300 shares of Common Stock of the Company for a total sale price of $245,891.36, including commissions. More specifically, October Fund sold 7,789 shares of Common Stock of the Company for a total sale price of $104,658.35, including commissions, and the Account sold 10,511 shares of Common Stock for a total sale price of $141,233.01, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

      On October 18, 2006, October Fund and the Account sold on the open market an aggregate of 16,140 shares of Common Stock of the Company for a total sale price of $218,128.61, including commissions. More specifically, October Fund sold 6,870 shares of Common Stock of the Company for a total sale price of $92,846.56, including commissions, and the Account sold 9,270 shares of Common Stock for a total sale price of $125,282.05, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

      On October 19, 2006, October Fund and the Account sold on the open market an aggregate of 2,100 shares of Common Stock of the Company for a total sale price of $27,874.54, including commissions. More specifically, October Fund sold 894 shares of Common Stock of the Company for a total sale price of $11,866.59, including commissions, and the Account sold 1,206 shares of Common Stock for a total sale price of $16,007.95, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

      On October 20, 2006, October Fund and the Account sold on the open market an aggregate of 400 shares of Common Stock of the Company for a total sale price of $5,335.83, including commissions. More specifically, October Fund sold 170 shares of Common Stock of the Company for a total sale price of $2,267.73, including commissions, and the Account sold 230 shares of Common Stock for a total sale price of $3,068.10, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

      On October 23, 2006, October Fund and the Account sold on the open market an aggregate of 6,200 shares of Common Stock of the Company for a total sale price of $81,999.29, including commissions. More specifically, October Fund sold 2,639 shares of Common Stock of the Company for a total sale price of $34,902.59, including commissions, and the Account sold 3,561 shares of Common Stock for a total sale price of $47,096.70, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

      On October 26, 2006, October Fund and the Account sold on the open market an aggregate of 19,514 shares of Common Stock of the Company for a total sale price of $260,631.36, including commissions. More specifically, October Fund sold 8,305 shares of Common Stock of the Company for a total sale price of $110,922.58, including commissions, and the Account sold 11,209 shares of Common Stock for a total sale price of $149,708.78, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

      On November 7, 2006, B III-A and DDJ Canadian sold on the open market an aggregate of 47,925 shares of Common Stock of the Company for a total sale price of $729,396.06, including commissions. More specifically, B III-A sold 2,425 shares of Common Stock of the Company for a total sale price of $36,907.36, including commissions, and the Account sold 45,500 shares of Common Stock for a total sale price of $692,488.70, including commissions. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 12 OF 13 PAGES

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	As of the date hereof, B III-A Capital Partners, L.P. owns,
and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of B III-A Capital Partners, L.P., 86,575 shares of Common Stock, or approximately .55% of the outstanding shares of the Company. The October Fund beneficially owns, and October GP and DDJ beneficially own as general partner and investment manager, respectively, of the October Fund, 250,000 shares of Common Stock, or approximately 1.58% of the outstanding shares of Common Stock of the Company. The Credit Opportunities Fund beneficially owns, and GP
Credit Opportunities L.P., GP Credit Opportunities Ltd. and DDJ beneficially own as general partner, general partner of GP Credit Opportunities L.P., and investment manager, respectively, of the Credit Opportunities Fund, 50,233 shares of Common Stock, or approximately
0.32% of the outstanding shares of Common Stock of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 350,000 Shares, or approximately 2.22% of the outstanding shares of Common Stock of the Company. DDJ, as investment adviser to DDJ
Canadian, may be deemed to beneficially own 409,484 shares of Common
Stock, or approximately 2.60% of the outstanding Shares of the Company. Accordingly, in the aggregate, DDJ may be deemed to be the beneficial owner of 1,146,292 shares of Common Stock, or approximately 7.27% of the outstanding Shares of the Company.

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 13 OF 13 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/s/ Wendy Schnipper Clayton
	-----------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.